Filed by Cymer, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cymer, Inc.
Commission File No.: 000-21321

On October 23, 2012, Cymer, Inc. posted the

following to an internal website for its employees:

First Edition – Q & A

October 22, 2012

Does this mean a lay off?

Cymer’s experienced workforce and technology are key reasons for the acquisition. We continue to hire. We have approximately 90 openings and plan to continue to hire in 2013. We will operate our business as usual through the completion of the acquisition. We will continue to review all requests for new or replacement RFT and temporary positions for business need. The acquisition of Cymer by ASML provides increased support to commercialize the EUV technology for our customers worldwide as well as the opportunity to continue to grow the DUV IBP, and DPG business.

How does this impact my 2012 STIP?

Based on 2012 results to date, we would have earned little or no STIP payout for this year. However, leadership within both ASML and Cymer recognize the effort and performance that has been and will be called upon during this transition period, and as such have agreed to provide a special award equal to 50% of the STIP target for those eligible employees. Furthermore, for those normally eligible for Profit Sharing, a 5% payment will be made. These payments will be made at time of the acquisition close.

How does the vesting work for options/RSU’s?

Here is the key information, assuming the closing of the acquisition.

1) Per the merger agreement, a few key terms are defined as follows:

Stock Award Exchange Ratio - means the sum of (a) Conversion Ratio (1.1502) and (b) the quotient obtained by dividing the Cash Consideration ($20) by Parent Stock Price

Parent Stock Price means (A) the average of the closing price of ASML on each of the 5 trading days ending on the 3rd trading day immediately preceding the Closing Date

A. Stock options:

Vested: All vested options will be cashed out at closing. The cash payment to the option holders for each underlying share will equal $20 + (Parent Stock Price X 1.1502) - Cymer per share exercise price.

Unvested: Unvested options will be converted into ASML stock options under the same terms and conditions, including vesting and forfeiture. The number of shares of the new ASML stock option is calculated by multiplying the shares underlying the Cymer option by the Stock Award Exchange Ratio, and the new exercise price is calculated by dividing the per share exercise price of the Cymer option by the Stock Award Exchange Ratio.

B. RSU’s

Vested: Vested RSUs are treated like all other shares of Cymer stock in the merger. Shareholders will receive $20 cash + 1.1502 ASML shares per Cymer share.

Unvested: Unvested RSUs are converted into RSUs of ASML under the same terms and conditions, including vesting and forfeiture. The RSUs are converted by multiplying the number of RSUs by the Stock Award Exchange Ratio.

C. Examples

Unvested RSUs:

-	Assume that employee has 20 unvested RSUs of Cymer
-	Assume that “Parent Stock Price” is $50
-	They will receive ASML RSUs of:

o 20 X [1.1502 + ($20 / $50)] = 31

Unvested Options:

-	Assume that employee has 20 unvested options of Cymer at an exercise price of $30 per share.
-	Assume that “Parent Stock Price” is $50.
-	They will receive an ASML option of:

o 20 X [1.1502 + ($20 / $50)] = 31

-	With a per share exercise price equal to:

o $30 / [1.1502 + ($20 / $50)] = $19.35

How does this impact ongoing business processes – AOP, CPAT, LTIP and Merit?

We intend to continue to execute to our current timeline and plan for the 2013 AOP, CPAT, LTIP and Merit. Cymer management will recommend merit increases and LTIP grants, to be reviewed with the Cymer compensation committee. Upon approval, programs will be administered in accordance with current processes.

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements, as they relate to Cymer, Inc. (“Cymer”) or ASML Holding N.V. (“ASML”), the management of either such company or the transaction, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Cymer and ASML undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the industries in which Cymer and ASML operate, including the expected development of EUV technology, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance” and similar expressions to identify these forward-looking statements. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, the possibility that (1) Cymer and ASML may be unable to obtain stockholder or regulatory approvals required for the merger or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed merger may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of Cymer and ASML; (4) the proposed merger may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed merger; and (6) the industry may be subject to future risks that are described in SEC reports filed by Cymer and ASML.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Cymer and ASML described in their respective Annual Reports on Form 10-K or Form 20-F, as applicable, Quarterly Reports on Form 10-Q, as applicable, and other documents filed from time to time with the Securities and Exchange Commission.

Important Information for Investors and Stockholders

This Communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of Cymer by ASML will be submitted to the stockholders of Cymer for their consideration. In connection therewith, ASML will file a registration statement on Form F-4 with the SEC that will include a proxy statement of Cymer and a prospectus of ASML. Cymer and ASML also plan to file other documents with the SEC regarding the proposed transaction. CYMER URGES INVESTORS AND SECURITY HOLDERS OF CYMER TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Copies of the proxy statement/prospectus and other documents containing important information about Cymer and ASML, once such documents are filed with the SEC, through the website maintained by the SEC (http://www.sec.gov). Copies of the documents filed with the SEC by Cymer will be available free of charge on Cymer’s website at www.Cymer.com under the heading “Investors” and then under “SEC Filings.” or by contacting Cymer’s Investor Relations Department at 17075 Thornmint Court, San Diego, CA, 92127, 858-385-6097. Copies of the documents filed with the SEC by ASML will be available free of charge on ASML’s website at www.ASML.com under the heading “Investors” and then under “SEC Filings” or by contacting ASML’s Investor Relations Department at De Run 6501, 5504 DR Veldhoven, P.O. Box 324, 5500 AH Veldhoven, The Netherlands 480-383-3949.

Cymer and ASML and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Cymer in connection with the proposed merger. Information about the directors and executive officers of Cymer and their ownership of Cymer’s common stock is set forth in the proxy statement for Cymer’s 2012 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 11, 2012. Information about the directors and executive officers of ASML and their ownership of ASML common stock is set forth in the ASML Annual Report for the fiscal year ended December 31, 2011, as filed with the SEC on Form 20-F on February 14, 2012. Additional information regarding the interests of those persons and other persons who may be deemed participants in the merger may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.